Exhibit 99.56

First Phosphate Closes Final Tranche of Oversubscribed Private Placement

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES

Saguenay, Quebec--(Newsfile Corp. - December 22, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that, on December 19, 2025, it closed the fourth and final tranche of its non-brokered private placement financing (the “Offering”), as further described in the Company’s news releases dated November 7, November 17, November 24, and December 15, 2025.

In aggregate, under the four tranches of the Offering, the Company has raised gross proceeds of $9,615,478 through the issuance of 8,009,333 Flow-Through Shares for gross proceeds of $7,208,400, and through the issuance of 2,674,531 Hard Dollar Units for gross proceeds of $2,407,078. Under this final tranche of the financing, the Company raised a total of $2,977,904 through the issuance of 2,053,889 Flow-Through Shares for gross proceeds of $1,848,500 and 1,254,893 Hard Dollar Units, comprised of 1,254,893 Common Shares and 1,254,893 Warrants, for gross proceeds of $1,129,404.

Together with this Offering, the Company has raised to date a total of approximately $49.7 million in 10 management-led non-brokered private-placement financings since June 2022.

In connection with the current tranche of the Offering, the Company issued 24,000 compensation common shares and 24,000 Compensation Warrants, exercisable at a price of $1.25 per common share of the Company, until April 30, 2026, subject to an Accelerated Expiry Date. Further, the Company wishes to revise the disclosure in its press release dated November 24, 2025 to confirm that it issued 52,444 compensation common shares and 52,444 Compensation Warrants in the third tranche of the Offering. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated November 7, 2025. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated November 7, 2025.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that any further securities will be sold under Offering.

Related Party Transactions

In connection with the closing of the Offering, Peter Nicholson, a director of the Company, indirectly purchased 443,260 Flow-Through Shares.

As a related party of the Company received Flow-Through Shares in connection with the Offering, the transaction is considered a related party transaction for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101"). The participation of the related party of the Company is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Flow-Through Shares purchased by and issued to the related party does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is an exploration, mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the completion of the Offering, the anticipated closing date(s) of the Offering, the intended use of proceeds of the Offering, approval of the CSE and the filing of the Offering Document. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; that the Company and other parties will be able to satisfy stock exchange and other regulatory requirements in a timely manner; that CSE approval will be granted in a timely manner subject only to standard conditions and that all conditions precedent to the completion of the Offering will be satisfied in a timely manner. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looing information contained in this release is qualified by these cautionary statements.

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